# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DMC Global Inc., CIK 0000034067
CUSIP: 23291C103
Title of class of securities: Common Stock, par value $0.05
Address of issuer's principal executive offices: 11800 RIDGE PARKWAY, SUITE 300, BROOMFIELD, Colorado (CO), 80021
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0000921895-24-001414
Filed by CIK 0000914712
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- STEEL CONNECT SUB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.05
Name of issuer: DMC Global Inc.
Address of issuer's principal executive offices: 11800 RIDGE PARKWAY, SUITE 300, BROOMFIELD, Colorado (CO), 80021

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated as follows:

This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership ("Steel Holdings"), Steel Partners Holdings GP Inc., a Delaware corporation ("Steel Holdings GP"), SPH Group LLC, a Delaware limited liability company ("SPHG"), SPH Group Holdings LLC, a Delaware limited liability company ("SPHG Holdings"), Steel Excel Inc., a Delaware corporation ("Steel Excel"), Steel Connect LLC (formerly known as Steel Connect, Inc.), a Delaware limited liability company ("Steel Connect"), and Steel Connect Sub LLC, a Delaware limited liability company ("Steel Connect Sub"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WebFinancial Holding Corporation was merged with and into Steel Excel as a result of an internal restructuring and is no longer a Reporting Person.

Steel Holdings owns a majority of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Steel Excel is a majority owned subsidiary of SPHG Holdings. Steel Connect is an indirect subsidiary of Steel Excel. Steel Connect Sub is a wholly owned subsidiary of Steel Connect. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by Steel Connect Sub.

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person.

Set forth in Exhibit 1 attached hereto ("Exhibit 1") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of Steel Holdings GP, (ii) the executive officers and directors of Steel Excel, (iii) the executive officers and managers of Steel Connect, and (iv) the executive officers of Steel Connect Sub. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated as follows:

Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. The principal business of Steel Excel is serving as a global diversified company that engages or has interests in a variety of operating businesses. The principal business of Steel Connect is serving as a holding company whose wholly owned subsidiary, ModusLink Corporation, serves the supply chain management market. The principal business of Steel Connect Sub is holding securities for the account of Steel Connect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 27, 2025, the Reporting Persons issued a press release, including a letter (the "Press Release") to the Issuer's board of directors. The full text of the Press Release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,026,491 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2024.

As of the close of business on the date hereof, Steel Connect Sub owned directly 1,973,039 Shares, constituting approximately 9.9% of the Shares outstanding. By virtue of their relationships with Steel Connect Sub, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by Steel Connect Sub.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to have shared power to vote and dispose of the Shares reported in this statement owned directly by Steel Connect Sub.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of this agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers

99.1 - Press Release, dated January 27, 2025

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated January 29, 2025

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (01/29/2025)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (01/29/2025)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (01/29/2025)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (01/29/2025)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (01/29/2025)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (01/29/2025)
- STEEL CONNECT SUB LLC: /s/ Maria Reda, Maria Reda, Secretary (01/29/2025)